Filed by Twenty-First Century Fox, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Twenty-First Century Fox, Inc.

Commission File No.: 001-32352

Excerpt of Transcript of Twenty-First Century Fox, Inc. Second Quarter Fiscal 2018 Earnings Call, held February 7, 2018

…

James Rupert Murdoch—Twenty-First Century Fox, Inc.—CEO & Director

[O]n the New Fox and Disney, we’re currently engaged in the planning process for the separation of the businesses with a view toward the integration of our assets at Disney and the establishment of the New Fox. We’re convinced that the creation of these 2 dynamic media companies will set a path forward for our businesses to thrive and realize their full potential and for our shareholders to benefit from compelling growth opportunities.

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Barton Evans Crockett—B. Riley FBR, Inc., Research Division—Analyst

I wanted to go back a little bit to the Thursday Night Football deal in conjunction with the Disney deal. And the question is really about scale in sports. With the Disney deal, there’s obviously some measure of slowing down by giving them the RSNs, and you’re following that up with a bigger check for big NFL rights. And I’m just wondering, should we read from this that the RSNs really didn’t contribute to scale, that they were such a different business, that it doesn’t really give you any more leverage for fee recovery for big sports rights or to be able to kind of make an economic case for them? Or is the idea that scale is important for these big sports rights, maybe less important than some of us might have thought?

James Rupert Murdoch—Twenty-First Century Fox, Inc.—CEO & Director

Look, I think what we’re—with respect to the rationale around the separation of the RSNs and New Fox, et cetera, I mean, it’s really a question of organizing all of the brands in the businesses in a way that we think are going to be most attractive from a long-term value perspective, both with respect to the merged Fox Disney company as well as the New Fox. I think the economic performance of the RSNs has been tremendous. But also remember that they have their own set of rights, local rights. It’s a very different market. They don’t really compete with the rest. So it’s—as a stand-alone business driving audience and driving engagement there, we continue to think it’s a very attractive business, and that’s why we think it was a very attractive opportunity to include those in the merger with Disney. That said, the national sports market, which is pretty distinct in terms of rights, in terms of how you do it, et cetera, is one that we also believe in. As you can see, with the rapid growth of FOX Sports 1 and 2, the Big Ten Network, and we’re excited about that, that’s why we started FOX Sports 1 only a few years ago.

Benjamin Daniel Swinburne—Morgan Stanley, Research Division—MD

Two questions, John. On the Disney deal, now that the tax reform has been signed into law, can you update us at all on the dividend payment that New Fox will make in the 21st Century at the close for the spin and then how that relates to sort of the balance sheet or the debt level at New Fox once this is all closed? I know there’s still moving pieces, but now that we have the tax law signed, I was hoping you could give us some clarity.

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John P. Nallen—Twenty-First Century Fox, Inc.—Senior EVP & CFO

Thanks, Ben. It’s John, I’ll start. Look, it depends on how you value New Fox to answer this question. But in my own mind, the tax liability that will result from the spin of New Fox is somewhere in the plus or minus zone now with tax reform in of $6 billion. And remember, there is always, as part of the deal, a minimum debt level at New Fox of $6.5 billion. So as a result, I think you should assume we will be making a minimum distribution, and the spread between the tax and the debt is accomplished or compensated for by an adjustment to the exchange ratio. So—and every—look, you pick a point on what you think the equity trading value is for every dollar that, that market value moves one way or another, it’s about $425 million of cash tax.

Benjamin Daniel Swinburne—Morgan Stanley, Research Division—MD

Dollar on 21st Century Fox share prices, make sure I understand that.

John P. Nallen—Twenty-First Century Fox, Inc.—Senior EVP & CFO

No, on New Fox. If you value New Fox at x per share if the dollar moves one way or the other, that’s $425 million moving one way or the other.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of a ruling from the Australian Taxation Office and tax opinions with respect to the treatment of the transaction under U.S. and Australian tax laws, including an opinion on the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock), (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.